Exhibit 99.1

Enlivex Receives Notice of Allowance for U.S. Patent Application Covering the Use of Allocetra™
to Prevent Cytokine Release Syndrome in Patients Receiving CAR T Cell Therapy

Nes-Ziona, Israel, Sept. 06, 2022 (GLOBE NEWSWIRE) – Enlivex Therapeutics Ltd. (Nasdaq: ENLV, the “Company”), a clinical-stage macrophage reprogramming immunotherapy company targeting diseased macrophages in patients with sepsis and solid tumors, today announced that the U.S. Patent and Trademark Office issued a Notice of Allowance for patent application number 15/551,284. Once issued, the resulting patent will provide Enlivex with added intellectual property (IP) protection through at least 2036 with claims covering methods of using Allocetra™ to inhibit or reduce cytokine release syndrome in patients undergoing chimeric antigen receptor (CAR) T-cell therapy. The Company expects that this new patent will be issued in the United States by the end of the first quarter of 2023.

Oren Hershkovitz, PhD, CEO of Enlivex commented, “We look forward to the anticipated issuance of this patent, which will broaden the robust IP portfolio protecting Allocetra™ and our various development programs. This IP portfolio is a key source of value for Enlivex, and we remain committed to its maintenance and continued expansion.”

CAR T cells are T cells that have been genetically engineered to include a receptor that allows them to specifically target and destroy cancerous cells. While several CAR T cell treatments were recently approved by the FDA in several cancer indications, such treatments have been associated, in many patients, with a side effect named cytokine release syndrome, which describes a collection of potentially severe or life-threatening symptoms that stem from over-activation of immune pathways. Preclinical data indicate that Allocetra™ has the potential to prevent or reduce cytokine release syndrome associated with CAR T-cell therapies.

ABOUT ALLOCETRA™

Allocetra™ is being developed as a universal, off-the-shelf cell therapy designed to reprogram macrophages into their homeostatic state. Diseases such as solid cancers, sepsis, and many others reprogram macrophages out of their homeostatic state. These non-homeostatic macrophages contribute significantly to the severity of the respective diseases. By restoring macrophage homeostasis, Allocetra™ has the potential to provide a novel immunotherapeutic mechanism of action for life-threatening clinical indications that are defined as “unmet medical needs”, as a stand-alone therapy or in combination with leading therapeutic agents.

ABOUT ENLIVEX

Enlivex is a clinical stage macrophage reprogramming immunotherapy company developing Allocetra™, a universal off-the-shelf cell therapy designed to reprogram macrophages into their homeostatic state. Resetting non-homeostatic macrophages into their homeostatic state is critical for immune system rebalancing and resolution of life-threatening conditions. For more information, visit http://www.enlivex.com.

Safe Harbor Statement:  This press release contains forward-looking statements, which may be identified by words such as “expects,” “plans,” “projects,” “will,” “may,” “anticipates,” “believes,” “should,” “would”, “could,” “intends,” “estimates,” “suggests,” “has the potential to” and other words of similar meaning, including statements regarding expected cash balances, market opportunities for the results of current clinical studies and preclinical experiments, the effectiveness of, and market opportunities for, ALLOCETRATM programs. All such forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  Investors are cautioned that forward-looking statements involve risks and uncertainties that may affect Enlivex’s business and prospects, including the risks that Enlivex may not succeed in generating any revenues or developing any commercial products; that the products in development may fail, may not achieve the expected results or effectiveness and/or may not generate data that would support the approval or marketing of these products for the indications being studied or for other indications; that ongoing studies may not continue to show substantial or any activity; and other risks and uncertainties that may cause results to differ materially from those set forth in the forward-looking statements. The results of clinical trials in humans may produce results that differ significantly from the results of clinical and other trials in animals. The results of early-stage trials may differ significantly from the results of more developed, later-stage trials. The development of any products using the ALLOCETRATM product line could also be affected by a number of other factors, including unexpected safety, efficacy or manufacturing issues, additional time requirements for data analyses and decision making, the impact of pharmaceutical industry regulation, the impact of competitive products and pricing and the impact of patents and other proprietary rights held by competitors and other third parties.  In addition to the risk factors described above, investors should consider the economic, competitive, governmental, technological and other factors discussed in Enlivex’s filings with the Securities and Exchange Commission, including in the Company’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission.  The forward-looking statements contained in this press release speak only as of the date the statements were made, and we do not undertake any obligation to update forward-looking statements, except as required under applicable law.

ENLIVEX CONTACT

Shachar Shlosberger, CFO
Enlivex Therapeutics, Ltd.
shachar@enlivexpharm.com

INVESTOR RELATIONS CONTACT

Eric Ribner

LifeSci Advisors

eric@lifesciadvisors.com